Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company's Commission File No.:  1-13647

To:           All Canadian Licensees

From:       Scott Thompson and Joseph Adamo

Date:        April 26, 2010

Re:           This morning’s news

We have known for a long time that we are custodians of two of the greatest brands in the car rental industry.  We received confirmation of this with one of the largest rental car companies, Hertz, announcing this morning that they have reached an agreement to acquire Dollar Thrifty Automotive Group, Inc.

Frankly, given our dramatic recovery over the course of the last 18 months, it was impossible not to capture the attention of an industry giant.  Last night, our company’s board of directors voted to recommend to shareholders that they accept Hertz’s unsolicited offer as they determined it is in the best interest of our shareholders.

So what does that mean?

As most of you know, over the last five years or so there have been many rumors of consolidation in the rental car industry. Not surprisingly, Dollar Thrifty has been approached many times about a potential combination. We are not for sale, but as we have told you in the past, our board of directors is legally obligated to do what is in the best interest of the Company and its shareholders.  Last Wednesday morning, Hertz made an unsolicited proposal to us and during the course of the week, we and they agreed on a transaction that our Board is recommending to our shareholders for approval.

Hertz is a much larger company and merging with them will result in a stronger and more stable combined company which will provide opportunities for shareholders, employees and franchise owners.

Hertz’s intention is to position Dollar and Thrifty between Hertz and Advantage in the U.S., enabling the combined companies to compete even more effectively against other multi-brand competitors.  The transaction also supports the expansion plans of Hertz internationally – particularly their European leisure strategy.  Hertz expects to continue to operate both the Dollar and Thrifty brands, which have market strengths separate and apart from their own.

The first thing you should know is that certain things have to happen before there can be a transaction.  If both are not completed successfully there cannot be a transaction:

1.	Our shareholders must approve the proposed transaction.

2.	Regulatory authorities must approve the proposed transaction. Given the nature of our industry, this could take from 6 months to a year. Hertz is targeting to have it approved by year-end.

There is no assurance that this transaction can be completed as regulatory approval may not be obtained or the shareholders may not approve it. In addition, the process allows for other offers.

What does this mean for you as a licensee of Dollar Thrifty Automotive Group, Inc.?  At this point, we do not know what, if any, impact this will have on our licensees.  We have a lot of hard work ahead, and more questions than we have answers to right now.  For a period of time there will be some uncertainty as to what our future path looks like.  All we can ask is that you be patient as we figure out the road ahead.

We don’t expect anything to change during this period of uncertainty in the way we operate.

We will be working with Hertz to develop a long term integration plan that would be implemented if the proposed transaction is approved by all parties.

Your leadership team is in place and it will be business as normal.  You should expect during this period of uncertainty that we will continue to compete aggressively in the marketplace against all the players in the industry. We will continue to make investments in the business and stay focused on our customers, and we ask that you do the same.

Attached is a copy of the official press release that went out early this morning.  Although we cannot currently answer all of your questions about what will happen in the future or how this might impact your business, we will keep you informed as the situation develops.

Please know that we value your contribution to our business.   You have our pledge that we will continue to be good stewards of both of our great brands.  We know we are in good hands with your local leadership.

Scott Thompson                                                      Joseph Adamo
President & CEO                                                      President
    Dollar Thrifty Automotive Group Canada, Inc.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Hertz will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Dollar Thrifty that also constitutes a prospectus of Hertz.  Hertz and Dollar Thrifty also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of Dollar Thrifty.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and Dollar Thrifty, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Hertz, Dollar Thrifty, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in connection with the proposed transaction.  Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010.  Information about the directors and executive officers of Dollar Thrifty will be set forth in its proxy statement for its 2010 annual meeting of stockholders, which will be filed pursuant to Regulation 14A promulgated by the SEC not later than April 27, 2010.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.